SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Southwestern Energy Company
____________________________________________
(Name of Issuer)

Common stock
____________________________________________
(Title of Class of Securities)

845467109
_________________________
(CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than 5 percent of the class securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of the cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
(Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 845467109     13G             Page 2 of 5 Pages

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        State Street Research & Management Company
        #13-31424135
______________________________________________________________________________
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)  [  ]
                                                                     (b)  [  ]
______________________________________________________________________________
3.      SEC USE ONLY


______________________________________________________________________________
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Reporting Person is a corporation organized under Delaware laws. Principal office of Reporting Person is in Boston, MA.
______________________________________________________________________________
                                        5.      SOLE VOTING POWER
                                                                     1,306,800
      NUMBER OF
        SHARES                          6.      SHARED VOTING POWER
      BENEFICIALLY                                                         -0-
     OWNED BY EACH
       REPORTING                        7.      SOLE DISPOSITIVE POWER
      PERSON WITH                                                    1,373,300

                                        8.      SHARED DISPOSITIVE POWER
                                                                           -0-
______________________________________________________________________________
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                     1,373,300
______________________________________________________________________________
10.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
______________________________________________________________________________
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                         5.49%
______________________________________________________________________________
12.     TYPE OF REPORTING PERSON*
           Investment adviser

                *SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE G

        Item 1(a).      Name of Issuer
                        Southwestern Energy Company

        Item 1(b).      Address of Issuers Principal Office
                        1083 Sain Street
                        P.O. Box 1408
                        Fayetteville, AR 72702-1408

        Item 2(a).      Name of Person Filing
                        State Street Research & Management Company

        Item 2(b).      Address of Principal Business Office
                        One Financial Center, 30th Floor
                        Boston, MA 02111-2690

        Item 2(c).      Citizenship
                        Reporting Person is a corporation organized under Delaware laws. Principal office of Reporting Person is Boston, MA

        Item 2(d).      Title of Class of Securities
                        Common Stock

        Item 2(e).      CUSIP Number
                        845467109

        Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                (a)     [ ]    Broker or dealer registered under Section 15 of the Act
                (b)     [ ]    Bank as defined in Section 3(a)(6) of the Act
                (c)     [ ]    Insurance Company  registered under Section 3(a)(19) of
                               the Act
                (d)     [ ]    Investment company registered under Section 8 of the
                               Investment Company Act
                (e)     [x]    Investment Adviser registered under Section 203 of the
                               Investment Advisers Act of 1940
                (f)     [ ]    Employee Benefit Plan, Pension Fund which is subject
                               to the provisions of the Employee Retirement Income
                               Security Act of 1974 or Endowment Fund: see Section
                               240.13d-1(b)(1)(ii)(F)
                (g)     [ ]    Parent Holding Company, in accordance with Section
                               240.13d-1(b)(ii)(G) (Note: See Item 7)
                (h)     [ ]    Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

SCHEDULE G

        Item 4.         Ownership

                        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)     Amount beneficially owned:                           1,373,300
        (b)     Percent of Class:                                        5.49%
        (c)     Number of shares as to which such person has:

                (i)     sole power to vote or to direct the vote:
                                                                     1,306,800

                (ii)    shared power to vote or to direct the vote:
                                                                           -0-

                (iii)   sole power to dispose or to direct the
                        disposition of:                              1,373,300
                (iv)    shared power to dispose or direct the
                        disposition of:                                    -0-

                State Street Research & Management Company disclaims any beneficial interest in any of the foregoing securities.

        Item 5.         Ownership of Five Percent or Less of a Class.

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

        Item 6.         Ownership of More than Five Percent on Behalf of Another
                        Person.

                        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

                        All foregoing shares are in fact owned by clients of State Street Research & Management Company.

SCHEDULE G

        Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                        If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                        Inapplicable

        Item 8.         Identification and Classification of Members of the
                        Group.

                        If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                        Inapplicable

        Item 9.         Notice of Dissolution of Group

                        Inapplicable

        Item 10.        Certification

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

        Signature

        After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Date:    February 10, 2001

                           Signature:    /s/ Mary T. Lomasney
                                         -------------------------------------

                          Name/Title:    Mary T. Lomasney
                                         Vice President/Director of Compliance